March 14, 2025

Michael Kidd
Chief Financial Officer
C21 Investments Inc.
885 West Georgia Street, 19th Floor
Vancouver, British Columbia V6E 3H4
Canada

       Re: C21 Investments Inc.
           Form 20-F/A for the Transition Period from January 31, 2024 to March 31,2024
           Filed March 7, 2025
           File No. 000-55982
Dear Michael Kidd:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Adam Gabay